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                           November 1, 2021

       Joseph R. Mitchell
       Chief Executive Officer
       PHOENIX MOTOR INC.
       1500 Lakeview Loop
       Anaheim, CA, 92807

                                                        Re: PHOENIX MOTOR INC.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
4, 2021
                                                            File No. 377-05406

       Dear Mr. Mitchell:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       General

   1.                                                   We note your response
to prior comment 18 that    substantially all members of SPI   s
                                                        executive team
including CEO and COO are based outside of China, and substantially all
                                                        of SPI   s business
operations are outside of China.    Please confirm whether your
                                                        reference to "China"
includes Hong Kong. Please also provide further detail to explain what you mean by
substantially    and describe the nature of your operations in China
                                                        and/or Hong Kong.
 Joseph R. Mitchell
PHOENIX MOTOR INC.
November 1, 2021
Page 2

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Perry Hindin at 202-551-3444 or Anne Parker at 202-551-3611 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph R. Mitchell
                                                         Division of
Corporation Finance
Comapany NamePHOENIX MOTOR INC.
                                                         Office of
Manufacturing
November 1, 2021 Page 2
cc:       David C. Fischer
FirstName LastName